

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

October 30, 2002
Our Ref. No. 20021071656
Lindbergh Funds
File No. 811-9437

In your letter dated September 25, 2002,[1] you request our assurance that we would not recommend enforcement action to the Commission under Section 5(b) of the Securities Act of 1933 ("1933 Act") or Section 34(b) of the Investment Company Act of 1940 ("1940 Act") against the Lindbergh Signature Fund (the "Fund"), a series of the Lindbergh Funds, if, for purposes of calculating the Fund's performance information under Rule 482 under the 1933 Act and Item 5 of Form N-1A under the 1933 Act and the 1940 Act ("Form N-1A"), the Fund calculates its standardized average annual total return[2] from the date that the Fund commenced investment operations. In general, a fund calculates its standardized average annual total return from the date of the effectiveness of its registration statement.[3] We previously have stated, however, that we would not recommend enforcement action to the Commission if a fund calculates its standardized average annual total return from the date that it commenced investment operations (i.e., began to invest in accordance with its investment objectives), if that date follows the effective date of the fund's registration statement.[4] A fund should use the alternative that presents, in all material aspects, the more appropriate portrayal of its performance.[5]

Your letter does not contain adequate facts for us to determine which alternative would be more appropriate for the Fund. In addition, you did not provide us with sufficient information for us to determine when the Fund commenced investment operations. This response should not

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[1] Your letter dated September 25, 2002 incorporates a letter addressed to you dated September 24, 2002 from Charles W. Lutter, Jr., counsel to the Lindbergh Funds. Your request to us was supplemented by a telephone conversation held on October 22, 2002 among Charles W. Lutter, Jr., and Alison M. Fuller and Eric S. Purple, of the staff.

[2] "Standardized average annual total return" is the average annual total return that an open-end management investment company (a "fund") calculates according to the provisions of Item 21(b)(1)-(3) of Form N-1A.

[3] See, e.g., Rule 482(e)(3) under the 1933 Act and Items 5(b)(2) and 2(c)(2)(iii) of Form N-1A.

[4] See Comstock Partners Strategy Fund, Inc., n.5 (pub. avail. Apr. 6, 1995); Fairmont Fund Trust, n.1 (pub. avail. Dec. 9, 1988).

[5] In addition, the presentation of a fund's performance information, regardless of the alternative used by the fund, must not be materially misleading. See Section 34(b) of the 1940 Act. We believe that a fund should consistently use the date that it has selected when it calculates its standardized average annual total return (e.g., a fund that uses the date that it commenced investment operations to calculate its standardized average annual return for purposes of Rule 482 should use the same date to calculate its standardized average annual return for purposes of Item 2(b)(2)(iii) of Form N-1A).

be construed as providing no-action assurance with respect to any particular presentation of the performance of the Fund.



Eric S. Purple
Senior Counsel

Rec'd OCC 9/26/02

Dewayne Wiggins
President



Lindbergh **FUNDS**

1933 Act - Rule 482
1940 Act - Rule 34b-1
1933/1940 Acts - Form N-1A, Item 5
1933/1940 Acts - Form N-1A, Item 21

September 25, 2002

Office of Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Lindbergh Fund/Lindbergh Signature Fund File Nos. 811-9437 and 333-82559

Dear Sir:

Attached is a letter from counsel to Lindbergh Funds addressing questions associated with performance reporting and advertising. In particular, it addresses the beginning of the period to be covered when reporting Fund performance.

The Lindbergh Fund's distributor has requested that we obtain a no action letter as opposed to relying on the legal opinion. As a consequence, I am, on behalf of Lindbergh Funds and its Lindbergh Signature Fund series, sending this to you requesting a no action letter.

We respectfully request that the staff of the Securities and Exchange Commission ("SEC") advise us that it will not recommend enforcement action if, in connection with computing and presenting the average annual total return of Lindbergh Signature Fund, the Fund uses the time period beginning with the month the Fund was opened to public investors (or alternatively, the month the Fund assets were invested according to articulated investment objectives), as discussed in the attached letter.

Lindbergh Funds annual report is being prepared and is to be filed by the end of October. As a consequence, it would be greatly appreciated if the staff of the SEC could provide us with a response so that a performance presentation beginning with the actual commencement of operations may be included in the annual report.

The original and seven copies of this letter are enclosed. If any additional information is needed, please contact Charles W. Lutter, Jr., counsel to Lindbergh Funds, at the number or address reflected on the enclosed letter.

Sincerely,

Dewayne Wiggins

Dewayne L. Wiggins
President

cc: Charles W. Lutter, Jr.
Fax# (210) 496-1631

5520 Telegraph Road Suite 204 St. Louis, MO 63129
Tel: (314) 416-0055

CHARLES W. LUTTER, JR.
ATTORNEY AND COUNSELOR AT LAW
103 CANYON OAKS
SAN ANTONIO, TX 78232
(210) 496-5438
Fax (210) 496-1631

September 24, 2002

Dewayne L. Wiggins, President
Lindbergh Funds
c/o Lindbergh Capital Management, Inc.
5520 Telegraph Road, Suite 204
St. Louis, MO 64129

RE: Performance Period

Dear Mr. Wiggins:

The purpose of this letter is to provide Lindbergh Funds (the "Trust") with the results of inquiries made with respect to identifying the beginning date from which performance of Lindbergh Signature Fund ("Fund") is to be presented. This letter addresses performance presentations in advertising designed to comply with Rule 482 under the Securities Act of 1933 (the "Securities Act") and Rule 34b-1 under the Investment Company Act of 1940 (the "IC Act"), prospectuses and periodic reports [Part A of the Registration Statement on Form N-1A filed pursuant to the Securities Act and the IC Act ("Form N-1A"), Items 5 and 21].

Factual Setting

The registration statement covering the Fund's offering of shares was declared effective October 1, 1999. In order to refine certain operational matters with the custodian, fund accounting service provider and futures commission merchants, Fund shares were not offered and sold to the public until January 2000. Issues associated with Y2K were also being addressed.

During the three month period ended December 31, 1999, the portfolio was not managed in accordance with its investment objectives. It held Treasury securities along with index futures contracts while procedures were being refined. In fact, the Fund's portfolio did not include an equity security until February 2000.

During the three month period ended December 31, 1999, the only investment in Fund shares was the seed capital provided by principals of the investment adviser. On January 4 and 19, 2000, the

Fund accepted investments made by one of the disinterested Trustees. The first outside investor money to come into the Fund was on February 10, 2000.

The Question

On August 14, 2002, you asked if the Fund could change the inception date used in its performance presentations from October 1, 1999 to January 1, 2000 or later based on the facts set forth above.

Results of Inquiry

Pursuant to our conversation I contacted the SEC, Division of Investment Management, Office of Chief Counsel and left "The Question" on the Division's voice mail system. [(202) 942-0659] On August 15 and 16 I discussed the matter with Eric Purple of the SEC staff. After providing the standard disclaimer to the effect that his comments in no way bind the SEC, he directed my attention to Footnote 1 to the staff's response set forth in a no-action letter, Fairmont Fund Trust (Publicly Available December 9, 1988). Footnote 1 reads:

> The staff, however, would not object to a fund calculating its average annual total return from the date the fund commenced operations, i.e., began to invest its assets in accordance with its investment objectives, provided such date is subsequent to the date the fund's registration statement became effective.

On August 15 he advised that the footnote should answer our question and that he would try to determine if a no-action letter based on facts similar to the Fund's has been issued. On August 16 he directed my attention to Footnote 5 to staff comments in a more recent letter, Comstock Partners Strategy Fund, Inc. (Publicly Available April 6, 1995), as evidence that the position articulated in 1988 is still valid. Footnote 5 reads:

> See, e.g., The Fairmont Fund Trust (pub. Avail. Dec. 9,1988). A fund has the option of calculating standard total return from the date it commenced investment operations, if that date follows the effective date of it registration statement.

Even though the wording is slightly different, these footnotes constitute strong support for taking the position that the Fund may use January 1, 2002 for the inception of its performance period. I asked Mr. Purple if he agreed. He advised that he cannot advise with respect to whether the Trust should rely on the position set forth in the footnotes to seek a no-action letter.

On August 16 I asked Mr. Purple if the position set forth in the Fairmont and Comstock letters applies to presentations in the Fund's periodic reports. I directed his attention to the performance presentation required in Form N-1A, Item 5, Management Discussion of Fund Performance [referring to Item 21(b)(1) of Form N-1A, too]. In response to the Form N-1A questions he suggested that we analyze the SEC's 1998 release adopting changes to Form N-1A.

Results of Research

In light of the discussions, I reviewed SEC releases proposing and adopting rule/form changes involving Item 5 of Form N-1A and interpretive letters related to performance presentations.

In this regard it is important to remember that Form N-1A is the form that covers information required in the Fund's prospectus and Statement of Additional Information ("SAI"). It is also important to note that Rule 482(a) under the Securities Act expressly provides that a mutual fund performance advertisement is "deemed to be prospectus" under Section 10(b) of the Securities Act for the purpose of Section 5(b) (1) of the Act in light of specified conditions. In light of such, I believe it is appropriate to treat interpretive requests involving Rule 482 as relevant to assessing disclosures required by Item 5 of Form N-1A.

Item 5(b)(2) reads:

> Disclose the following information unless the Fund is a Money Market Fund or the information is included in the Fund's latest annual report to shareholders under rule 30d-1 [17 CFR 270.30d-1] and the Fund provides a copy of the annual report, upon request and without charge, to each person to whom a prospectus is delivered:
> ***
> In a table placed within or next to the graph, provide the Fund's average annual totals returns for the 1-, 5-,and 10-year periods as of the end of the last day of the most recent fiscal year computed in accordance with Item 21(b)(1). Include a statement accompanying the graph to the effect that past performance does not predict future performance.

Note that Item 5 provides the ending date of the performance period –fiscal year end. It does not mention the beginning date but refers us to Item 21 of Form N-1A. Item 21(b)(1) provides the beginning date:

> For the 1-, 5-, and 10- year periods ended on the date of the most recent balance sheet included in the registration statement (or for the periods the Fund has been in operation), calculate the Fund's average annual total return by..."

Rule 482 is a little different. In sub-paragraph (e)(3)(ii) it provides the ending date – it calls for numbers "current to the most recent calendar quarter" prior to submitting for publication. In addition, the flush language to (e)(3) describes a beginning date – for periods less than 1-, 5-, and 10-years it calls for

> "the time period during which the registration statement was in effect is submitted for the period(s) otherwise prescribed;..."

This is the phrase being considered in the Fairmont and Comstock letters mentioned above. The position articulated by the SEC staff in footnotes to those letters advising that the key to identifying the beginning date is the "commencement of investment operations" is similar to the beginning date articulated in Item 21(b)(1) of Form N-1A.

The proposing and adopting releases related to Form N-1A did not discuss our question.

Conclusion

It is reasonable to rely on a series of no-action letters involving the same or substantially similar facts. The chain of Rule 482 letters extends into this century. Unfortunately, there is no letter exactly on point. On the other hand, there are two statements by the SEC staff in footnotes to letters that are exactly on point. They were apparently added to provide the industry with guidance. Based on the footnotes and the wording of Item 21(b)(1) of Form N-1A, it is my opinion that the Fund may use the commencement of operations in early 2000 as the beginning date for its performance presentations.

I believe the Fund could use either January 1, 2000 or February 1, 2000 as the beginning date. January was the month that the Fund was open to outside investors. February was the month the Fund commenced investing in equity securities in accordance with investment objectives. Whatever date is used, the inception date and total returns in Fund financial statements will need to be considered.

If you have questions or comments, contact me at any time.

Sincerely,

/S/

Charles W. Lutter, Jr.